UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)

ATLANTIS BUSINESS DEVELOPMENT CORPORATION

(Name of Issuer)

COMMON

(Title of Class of Securities)

04914P 10 1

CUSIP Number

June 6, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [  ]    Rule 13d-1(b)

[x]   Rule 13d-1(c)

            [  ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No. 04914P 10 1

1.        Names of Reporting Persons.  John Figliolini

I.R.S. Identification Nos. of above persons (entities only).

2.        Check the appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.        SEC Use Only

4.        Citizenship or Place of Organization        United States

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 250,000
6. Shared Voting Power
7. Sole Dispositive Power 250,000
8. Shared Dispositive Power

9.        Aggregate Amount Beneficially Owned by Each Reporting Person        250,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.     Percent of Class Represented by Amount in Row (9)   Less than 1%

12.     Type of Reporting Person (See Instructions)   IN

Item 1.

(a)     Name of Issuer        Atlantis Business Development Corporation

(b)     Address of Issuer's Principal Executive Offices.        54 Broad Street, Suite 200B, Red Bank, NJ 07701

Item 2.

(a)     Name of Person Filing        John Figliolini

(b)     Address of Principal Business Office or, of none, Residence    119 Ironwood Court, Middletown, NJ 07748

(c)     Citizenship        United States

(d)     Title of Class of Securities              Common

(e)     CUSIP Number        04914P 10 1

Item 3.  If this statement is filed pursuant to dd240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	q Broker or dealer registered under section 15 of the Act (15 U.S.C 78o)
(b)	q Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	q Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	q Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	q An investment adviser in accordance with C240.13d-1(b)(1)(ii)(E);
(f)	q An employee benefit plan or endowment fund in accordance with C240.13d-1(b)(1)(ii)(F);
(g)	q A parent holding company or control person in accordance with d240.13d-1(b)(1)(ii)(G);
(h)	q A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C 1813);
(i)	q A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	q Group, in accordance with d240.13d-1(b)(1)(ii)(J).

N/A

Item 4.  Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned:        250,000

(b)     Percent of class:        Less than 1%

(c)     Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote:        250,000

(ii)     Share power to vote or to direct the vote:        0

(iii)   Sole power to dispose or to direct the disposition of:        250,000

(iv)   Shared power to dispose or to direct the disposition of:        0

Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                                                                August 12, 2004

Date

                                                                                                                                              /s/ John Figliolini

Signature

        The original statement shall be signed by each person on whose behalf the statements is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See d240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)